EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

LOSS PER SHARE

Computation of loss per share

(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Net (loss) income	$(326)	$84	$(1,592)	$(780)
Weighted average shares of common stock outstanding	72,175	59,021	72,025	58,703
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	53	56	53	56
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2	2	2
Adjusted weighted average shares of common stock outstanding used in computing basic net (loss) income per share	72,230	59,079	72,080	58,761
Adjusted weighted average shares of common stock outstanding used in computing diluted net (loss) income per share	72,230	64,425	72,080	58,761
Basic and diluted net (loss) income per share – pro forma	$(0.00)	$0.00	$(0.02)	$(0.01)